April 21, 2010

Mr. Christian Windsor
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Kentucky First Federal Bancorp
Form 10-K for the Fiscal Year Ended June 30, 2009
File No. 0-51176

Dear Mr. Windsor:

This letter is in response to your letter dated April 7, 2010, in which you provide comments pursuant to your review of the above-referenced filing of Kentucky First Federal Bancorp (“KFFB”) and your request for our response to those comments.

Our response will be provided in the same format as outlined in your letter and is as follows:

Form 10-K for the year ended June 30, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Statement of Financial Condition

Loans, page 11

1.
We note your response to comment #2 to our letter dated February 17, 2010 and the fact that Borrower B requested to make interest only payments for a period of time.  Please tell us the following concerning this borrower:

Christian Windsor
Securities and Exchange Commission
April 21, 2010

Item 1 comment (continued):

•	whether or not you granted the request to make interest-only payments for a period of time;
•
if you did grant the request to allow interest-only payments, the specific period of time for which the interest-only payments were granted, if the borrower has returned to paying principal plus interest as of the most recent date and whether or not you expect to collect all contractual amounts due;

•	whether or not there were any other modifications of the terms of the debt; and
•	whether or not you considered this to be a troubled debt restructuring. If you did determine this was a troubled debt restructuring, please tell us and revise future filings to discuss the impact.

Item 1 Response:  With regard to Borrower B’s request to make interest-only payments for a period of time:

•	We did grant the borrower’s request to make interest-only payments for a period of time;
•
We agreed to allow interest-only payments until December 2009, and the borrower has not returned to paying principal plus interest as of March 31, 2010; at this time we do not expect to collect all contractual amounts due;

•	There were not any other modifications of the terms of the debt; and
•	We did not consider this to be a troubled debt restructuring (“TDR”), because there was no modification of the debt terms, which are usually associated with a TDR:
❖	Reduction in stated interest rate.
❖	Extension of maturity.
❖	Reduction in the face amount of the debt.
❖	Reduction in the accrued interest.

2.
We note your response to comment #4 to our letter dated February 17, 2010.  Please specifically tell us, and revise future filings to disclose how frequently you obtain updated appraisals for your collateral dependent loans.  If this policy varies by loan type please disclose that also.  Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals.  Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Christian Windsor
Securities and Exchange Commission
April 21, 2010

Item 2 Response:  For non-homogenous loans we obtain updated appraisals when we determine that a loan has become collateral-dependent and we suspect that the previous appraisal may no longer be reflective of the property’s current market value.  This process varies from loan to loan, borrower to borrower, and also varies based on the nature of the collateral.  Although all of our loans are secured by collateral, we rely heavily on the capacity of our borrowers to generate sufficient cash flow to service their debt.  As a result, our loans do not become collateral-dependent until there is deterioration in the borrower’s cash flow and financial condition, which makes it necessary for us to look to the collateral for our sole source of repayment.  We utilize the updated appraisals for the collateral-dependent loans in determining our FAS114 specific reserve.  In the calculation of our general valuation allowance we consider the potential for outdated appraisal values to be of minimal risk and, therefore, do not attribute a specific factor to it.

In connection with our response to your comments, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ R. Clay Hulette

R. Clay Hulette
Vice President and Chief Financial Officer

cc:	Gregory Dundas
David Irving
William Schroeder